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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            PIONEER DRILLING COMPANY
                                (Name of Issuer)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                     840553
                                 (CUSIP Number)

 RICHARD E. BLOHM, JR., 1415 LOUISIANA STREET, SUITE 3000, HOUSTON, TEXAS 77002
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 with a copy to:

    DARRYL M. BURMAN, 1900 WEST LOOP SOUTH, SUITE 1100, HOUSTON, TEXAS 77027


                                 MARCH 29, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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
CUSIP NO. 840553                                        13D                                          PAGE 2 OF 9

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1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         WEDGE Energy Services, L.L.C.; Tax I.D. No. 76-0624532

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a) [ ]   (b) [ ]

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3.       SEC USE ONLY:


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4.       SOURCE OF FUNDS


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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:                            -0-
         8.       SHARED VOTING POWER:                          723,206*
         9.       SOLE DISPOSITIVE POWER:                       -0-
         10.      SHARED DISPOSITIVE POWER:                     723,206*

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         723,206*

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]


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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         01.85%

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14.      TYPE OF REPORTING PERSON:
         OO: Limited Liability Company

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* Represents shares of common stock, par value $.10 per share ("Common Stock"), of Pioneer Drilling Company including (i) 9,000 shares of Common Stock owned by Pebbleton Corporation, N.V., and (ii) the sale of 6,945,000 shares of Common Stock as reported herein.


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
CUSIP NO. 840553                                        13D                                          PAGE 3 OF 9

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1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Issam M. Fares

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a) [ ]   (b) [ ]


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3.       SEC USE ONLY:


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4.       SOURCE OF FUNDS


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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Lebanon

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:                            -0-
         8.       SHARED VOTING POWER:                          723,206*
         9.       SOLE DISPOSITIVE POWER:                       -0-
         10.      SHARED DISPOSITIVE POWER:                     723,206*
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         723,206*

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         01.85%

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14.      TYPE OF REPORTING PERSON:
         IN

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* Represents shares of common stock, par value $.10 per share ("Common Stock"), of Pioneer Drilling Company including (i) 9,000 shares of Common Stock owned by Pebbleton Corporation, N.V., and (ii) the sale of 6,945,000 shares of Common Stock as reported herein.


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CUSIP NO. 840553                       13D                           PAGE 4 OF 9


                            STATEMENT ON SCHEDULE 13D

         Introductory Note: All information herein with respect to Pioneer Drilling Company, a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1.           SECURITY AND ISSUER.

         This Seventh Amended Statement on Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of Pioneer Drilling Company, a Texas corporation (the "Company" or "Pioneer"). The principal place of business of Pioneer is located at 9310 Broadway, Building I, San Antonio, Texas 78217.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Seventh Amended Statement on Schedule 13D is filed by (i) WEDGE Energy Services, L.L.C., a Delaware limited liability company ("WEDGE"), and
(ii) Mr. Issam M. Fares, an individual ("Fares" and, together with WEDGE, the "Reporting Persons").

         The address of the principal place of business for WEDGE is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002 and the address of Mr. Fares is Pietermaai 15, Curacao, Netherlands Antilles. Mr. Fares is a citizen of the country of Lebanon.

         WEDGE was formed for the purpose of making investments in the energy industry. The officers of WEDGE consist of (i) Mr. Michael E. Little, President;
(ii) Mr. James M. Tidwell, Vice President and Treasurer; and (iii) Mr. Richard
E. Blohm, Jr., Vice President and Secretary. Each of Messrs. Little, Tidwell and Blohm is also a director of WEDGE. The address of Messrs. Little, Tidwell and Blohm is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002, and each is a citizen of the United States. The filing of this Seventh Amended Statement on
Schedule 13D shall not be construed as an admission that Messrs. Little, Tidwell and Blohm are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owners of any securities covered by this Statement.

         Mr. Little, President of WEDGE, and a Director of the Company, is the beneficial owner of 149,175 shares of Common Stock of the Company (which includes fully vested options to acquire 83,333 shares of Common Stock of the Company). Mr. Tidwell, Vice President and Treasurer of WEDGE, and a Director of the Company, has vested options to acquire 25,000 shares of Common Stock of the Company. No agreement exists between Mr. Little, Mr. Tidwell, Mr. Fares and WEDGE concerning any agreement, oral or written, to vote the shares of the Company, or to act in concert with one or another, and each individually and collectively disclaim membership in or among any control group.

         Neither WEDGE nor Mr. Fares, nor to the knowledge of the Reporting Persons, Messrs. Little, Tidwell and Blohm, has been during the last five years
(i) convicted of any criminal


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CUSIP NO. 840553                       13D                           PAGE 5 OF 9


proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Mr. Fares is the ultimate beneficial owner of all of the outstanding ownership interests of WEDGE.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 23, 2005, the Company, and WEDGE and Michael E. Little (the "Selling Shareholders") entered into an Underwriting Agreement with Jefferies & Company, Inc., Raymond James & Associates, Johnson Rice & Company L.L.C., and Pritchard Capital Partners, LLC (the "Underwriters"), relating to the underwritten public offering of (1) 6,945,000 shares (the "Company Shares") of the Company's common stock, par value $0.10 per share (the "Common Stock"), including 945,000 shares which were purchased pursuant to the Underwriters' over-allotment option, to be sold by the Company and (2) 6,945,000 shares (the "Shareholder Shares", and together with the Company Shares, the "Shares") of Common Stock, including 945,000 shares which were purchased pursuant to the Underwriters' over-allotment option, sold by the Selling Shareholders. The sale of 6,945,000 Shareholder Shares by WEDGE, which Shareholder Shares includes the over- allotment optional shares of 945,000, was consummated on March 29, 2005, at a gross sale price of $12.25 per share for a total consideration of $85,076,250, and is the subject matter of this filing.

         A copy of the Underwriting Agreement is filed as Exhibit 10.1 to the Form 8-K (Registration No. 001-08182) filed by Pioneer with the Securities and Exchange Commission on March 24, 2005, and is incorporated herein by reference.

         A registration statement on Form S-1 (Registration No. 333-122614) was initially filed with the Securities and Exchange Commission on February 7, 2005, under the Securities Act of 1933, as amended the (the "Securities Act"), which filing was amended on March 7, 2005, and an amendment to the registration statement on Form S-1 (Registration No. 333-123530) was filed with the Securities and Exchange Commission on March 23, 2005 pursuant to Rule 462(b) under the Securities Act, and each is incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

         Underwriting Agreement and the Sale of Shareholder Shares. On March 23, 2005, WEDGE contracted to sell 6,945,000 Shareholder Shares, which Shareholder Shares includes the over- allotment optional shares of 945,000, of Pioneer's Common Stock at a gross per share sales price of $12.25 pursuant to the terms of that certain Underwriting Agreement executed on March 23, 2005.

         Registration Statement. A registration statement on Form S-1 (Registration No. 333-122614) was initially filed with the Securities and Exchange Commission on February 7, 2005, under the Securities Act of 1933, as amended the (the "Securities Act"), which filing was amended on


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CUSIP NO. 840553                       13D                           PAGE 6 OF 9


March 7, 2005, and an amendment to the registration statement on Form S-1 (Registration No. 333-123530) was filed with the Securities and Exchange Commission on March 23, 2005 pursuant to Rule 462(b).

         As a result of the transaction described above, the Reporting Persons ownership of Common Stock has been reduced to 723,206 shares and their ownership percentage has been reduced to 01.85%.

         As provided in that certain Common Stock Purchase Agreement dated May 17, 2001 (the "Common Stock Purchase Agreement"), entered into by and between the Company and WEDGE, the Company has previously granted to WEDGE the preemptive right, subject to certain exceptions, to acquire additional capital stock of any class or series, or debt convertible into capital stock. Such preemptive right was waived by WEDGE for the transactions described above. The preemptive rights previously granted will terminate since WEDGE will hold less than 10% of the outstanding Common Stock of the Company. Additionally, since WEDGE no longer owns at least 10% of the capital stock of the Company, the Company no longer is obligated to support and cause to be placed on the ballot at any election of directors of Pioneer any designee of WEDGE. As such, the Voting Agreement originally entered into in May of 2000 requiring certain shareholders of the Company to vote their Pioneer shares in favor of a WEDGE designee has also terminated by its own terms. Under the terms of the Common Stock Purchase Agreement, WEDGE continues to agree that it would not sell, transfer or otherwise make a disposition of any Common Stock of the Company other than into the public trading market under Rule 144 or incident to any registration right granted by Pioneer to WEDGE without first offering the stock WEDGE desires to transfer to Pioneer in writing at the price and other terms under which WEDGE desires to transfer such stock. Pioneer shall then have the assignable right to acquire the stock on such terms as provided to Pioneer by WEDGE upon notification of WEDGE's intent to dispose of its stock.

         Other than as described in this Seventh Amended Statement on Schedule 13D, at the present time neither of the Reporting Persons has specific plans or proposals which would relate to or result in:

         (i) the acquisition by any person of additional securities of Pioneer, or the disposition of securities of Pioneer;

         (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pioneer or any of its subsidiaries;

         (iii) a sale or transfer of a material amount of assets of Pioneer or any of its subsidiaries;

         (iv) any change in the present Board of Directors or management of Pioneer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (v) any material change in the present capitalization or dividend policy of Pioneer;


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CUSIP NO. 840553                       13D                           PAGE 7 OF 9


         (vi) any other material change in Pioneer's business or corporate structure;

         (vii) changes in Pioneer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Pioneer by any person;

         (viii) causing a class of securities of Pioneer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (ix) a class of equity securities of Pioneer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (x)      any actions similar to those enumerated above.

         The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

         WEDGE may, from time to time, discuss with management and other shareholders of Pioneer and other parties methods by which Pioneer can best preserve and increase its value. Such methods may involve expansion or contraction of the geographic scope of Pioneer's operations, strategic alliances, business combinations, cost containment measures and other similar arrangements. If as a result of such discussions, the Reporting Persons decide to pursue any of the methods for preserving and increasing the value of Pioneer described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (a) through (j) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         As set forth in this Seventh Amended Statement on Schedule 13D, WEDGE currently owns 723,206 shares of Common Stock of Pioneer. The 723,206 shares of Common Stock of Pioneer represent 01.85% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of March 1, 2005, as represented by Pioneer).

         Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the Stock issued to WEDGE. See Item 2.

         Other than the transactions described in Item 3 and this Item 5, none of the Reporting Persons has effected any transactions in the Common Stock during the preceding 60 days.


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CUSIP NO. 840553                       13D                           PAGE 8 OF 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described in response to Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to the securities of Pioneer, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         99.1     Power of Attorney from Issam M. Fares.

         99.2     Joint Filing Agreement between the Reporting Persons.


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CUSIP NO. 840553                       13D                          PAGE 9 OF 9


                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 4, 2005                  WEDGE ENERGY SERVICES, L.L.C.


                                             By:   /s/ Richard E. Blohm, Jr.
                                                --------------------------------
                                             Name:  Richard E. Blohm, Jr.
                                             Title: Secretary



Dated: April 4, 2005                  ISSAM M. FARES


                                             By:   /s/ Richard E. Blohm, Jr.
                                                --------------------------------
                                             Name:  Richard E. Blohm, Jr.
                                             Title: Attorney-In-Fact